Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Vasogen Announces Third Quarter Conference Call and Webcast of Bio
    InvestorForum 2007 Presentation

    MISSISSAUGA, ON, Oct. 2 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a
biotechnology Company focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, will release its quarterly results after the close of the North American financial markets on Tuesday, October 9, 2007. A conference call and audio web cast will also be conducted on Tuesday, October 9, 2007, at
4:30 p.m. Eastern Time, during which management will provide a Company update and discuss third quarter results.
    To participate in the conference call, please connect to one of the following ten minutes before the event:

    <<
          ----------------------------------------------------------
           Audio Web Cast                           www.vasogen.com
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           Direct Dial                                 416-641-6124
          ----------------------------------------------------------
           Toll-free                                 1-866-300-4047
          ----------------------------------------------------------

    A re-broadcast of the conference call may be accessed via:

          ----------------------------------------------------------
           Audio Web Cast                           www.vasogen.com
          ----------------------------------------------------------
           Direct Dial                                 416-695-5800
          ----------------------------------------------------------
           Toll-free                                 1-800-408-3053
          ----------------------------------------------------------
           Pin Code             3238234 followed by the number sign
          ----------------------------------------------------------
    >>

    Vasogen also announced today that its President and Chief Executive
Officer, Chris Waddick, will present a Company overview at Bio InvestorForum
2007 on October 10, 2007, at 12:15 p.m. Pacific Time (3:15 p.m. ET) at the
Palace Hotel, San Francisco. A live audio web cast and slide presentation of this event can be accessed through Vasogen's Website at: www.vasogen.com. An archived replay will be available following the presentation.

    About Vasogen:

    Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
technology, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade is in late-stage development for the treatment of chronic heart failure and has received European regulatory approval under the CE Mark for this indication.
Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders and is preparing to advance VP025, the lead drug candidate from this new class, into phase II development.

    Certain statements contained in this press release, the upcoming conference call and webcasts, or elsewhere in our public documents constitute
"forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995 and/or "forward-looking information"
under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should",
"expects", "plans", "anticipates", "believes", "estimated", "predicts",
"potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd, Mississauga, ON, Canada L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 12:09e 02-OCT-07